

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2015

VIA E-MAIL
Mr. Jeffrey D. Symes
Senior Vice President, Chief Accounting Officer and Controller
FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062

  Re: **FelCor Lodging Trust Incorporated**
      Form 10-K for the year ended December 31, 2014
      Filed on February 27, 2015
      File No. 001-14236

      FelCor Lodging Limited Partnership
      Form 10-K for the year ended December 31, 2014
      Filed on February 27, 2015
      File No. 333-39595-01

Dear Mr. Jeffrey D. Symes:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Daniel L. Gordon

        Daniel L. Gordon
        Senior Assistant Chief Accountant